May 17, 2006
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Fax. No. (202) 772-9210

Attention:	Tamara Tangen, CPA
Division of Corporation Finance

Re:	Comment Letter Dated April 19, 2006
Juniper Networks, Inc.
Form 10-K for the year ended December 31, 2005
Form 8-K filed January 25, 2006
File No. 0-26339
Ladies and Gentlemen:
          We refer to Mr. Krikorian’s letter dated April 19, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005 and the Form 8-K dated January 25, 2006 of Juniper Networks, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Krikorian’s letter immediately preceding our response thereto.
Staff Comment #1:
Tell us when you last assessed the continuing applicability of your revenue model. Given the rapid technological advances inherent in your industry and the acquisitions of software companies you have completed since 2003, tell us what consideration you have given to whether the software embedded in your products could be more incidental to your products and would therefore require application of SOP 97-2. At a minimum, please address the following in your response:
a)	Describe the nature of the services that are provided to purchasers of your maintenance agreements. We note that your maintenance services include “unspecified upgrades on a when and if available basis” (your page 51). Tell us whether these are software or hardware upgrades, or both. That is, tell us why maintenance services do not qualify as PCS as defined by SOP 97-2. Indicate how you distinguish between warranty obligations and maintenance service obligations from that of PCS. Tell us whether the warranty and maintenance are separately priced extended contracts subject to FTB 90-1. If so, describe how you apply EITF 00-21 to separate the units of accounting and how your application of the relative fair value to allocate the fee complies with paragraph 4 of EITF 00-21. Indicate how you establish fair value.

b)	Describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your products. You analysis should consider the “unspecified upgrades” (your page 51) and the software development cost incurred under SFAS 86 (your page 52.)
          Response to Comment #1:
          The technology underlying the Company’s product offerings and the communications equipment industry’s competitive product offerings have been rapidly evolving, resulting in an increasing amount of software content included in such products. This product evolution, coupled with the addition of new product offerings through business combinations, has impacted the Company’s marketing efforts such that they are increasingly more software focused and dependent.
          As the Company believes the Staff appreciates, the determination of when the evolution of the Company’s products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgment. Further, the Company believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment.
          The Company has been cognizant of these factors, and has routinely assessed whether the provisions of SOP 97-2 should be applied to its revenue transactions over the last few years. During this time frame, the Company has diligently monitored its product evolution as well as the direction of the communications equipment industry to determine the most appropriate revenue recognition practices and disclosures. As a result of these efforts, the Company determined during the first quarter of 2005 that the software embedded in the vast majority of the Company’s products was more than incidental and began applying the provisions of SOP 97-2 and all related interpretations.
          There was no one specific event or factor that caused us to believe that software embedded in our hardware is more than incidental. This is especially true because our software does not operate independently of the hardware and the hardware significantly increases the robustness and value of the integrated product. However, the following were significant factors reaching this determination:
•	As noted by the Staff, the services we offer our customers include maintenance. Our maintenance arrangements bundle varying levels of hardware “repair or replace” services together with operating system bug fixes and unspecified upgrades provided on an if and when available basis. In the substantial majority of these arrangements the hardware “repair and replace” services are not priced separately from the operating system bug fix and upgrade services.

While it is not entirely clear to us that all aspects of our maintenance arrangements are post-contract customer support (PCS), as defined in SOP 97-2, it is clear that over time the relative importance of the software component of our maintenance programs has increased vis-à-vis the hardware component. Because the software component of these arrangements is always bundled with the enhanced equipment “repair and replace” services, we have never attempted to separate the two for accounting purposes. However, considering the relative importance of the software component of our maintenance arrangements, we concluded, and currently believe, that our maintenance arrangements are PCS, as contemplated by SOP 97-2.

•	The Company considered the following indicators set forth in Footnote 2 of SOP 97-2, which include but are not limited to: (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post-contract customer support and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. When considering the evolution of our marketing efforts, the discussion above regarding PCS and the costs we incur for software development, we concluded, and currently believe, that software is more than incidental to our products and services as a whole.

•	We periodically monitor the revenue recognition practices of others in the communications equipment industry. Although we continue to note mixed practice in issuers’ disclosed revenue recognition policies, we have observed that certain others appear to have reached similar conclusions as us regarding the applicability of SOP 97-2 as result of evolution in their businesses.
          The Company’s revenue recognition policies and practices were not significantly affected by the initial application of SOP 97-2. Because we had recognized this as an issue, and that it was likely that we would eventually have to apply SOP 97-2, the Company has made it a point over the last few years to ensure that its business practices and related accounting practices are such that revenue recognition would be largely consistent using either a SAB 104/EITF 00-21 or a SOP 97-2 accounting model. Under either model, the Company has determined the vendor specific objective evidence (“VSOE”) of fair value of undelivered elements included in our arrangements (generally maintenance and other services) based on prices of such elements when sold on a stand-alone basis. In the case of maintenance, this evidence is provided by renewals of maintenance contracts.
          The Company acknowledges that the disclosures contained in its Form 10-K for the year ended December 31, 2005 do not specifically address the Company’s determination that SOP 97-2 should be applied to revenue transactions beginning in January 2005. However, the Company respectfully submits that the disclosures are an accurate portrayal of its revenue recognition policies and practices both before and during 2005. The Company advises the Staff that the Company has made explicit reference to the use of SOP 97-2 in the Company’s Form 10-Q for the period ended March 31, 2006.
Staff Comment #2:
In view of the nature, content and format of your non-GAAP presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard, we note that the presentation of a full non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. In addition, the purpose of your non-GAAP statement of operations appears to be to reconcile non-GAAP net income and earnings per share to GAAP net income and earnings per share, however, this presentation includes numerous adjusted line items and subtotals, each of which constitutes a separate non-GAAP measure that must be justified and individually reconciled to fully conform to the requirements of Item 10(e)(l)(i) of Regulation S-K. Tell us how you believe your presentation complies with this Item and with Regulation G including the requirements outlined below:
i.	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

ii.	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

iii.	The economic substance behind management’s decision to use the measure; and

iv.	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
          Response to Comment #2:
          The Company supplementally advises the Staff that the Company’s management uses the non-GAAP financial measures for evaluating historical performance and for budgeting, forecasting and planning for future periods. The Company’s management believes these non-GAAP financial measures provide useful alternative perspectives on certain aspects of the Company’s results of operations and uses them in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP.
          For example, the Company’s management believes that providing non-GAAP financial measures that exclude the accounting impact of certain strategic decisions, such as acquisitions, gives investors reading the Company’s filings on Form 8-K important insight into the results of on-going current period operations as compared to prior periods of the Company and peer companies. In this respect, the Company believes that in evaluating on-going operations it is useful to exclude restructuring charges and integration costs that are nonrecurring as they are not representative of the Company’s direct cost of on-going operations. The Company further believes it is useful to exclude certain identified non-cash charges such as stock-based compensation expense, amortization of purchased intangibles, in-process research and development expense related to acquisitions and compensation expense related to acquisitions, as they do no reflect the cash operating results of the business. In addition, the Company excludes certain other items that are the result of either unique or unplanned events, such as gain or loss on investments, large patent cross-licenses or legal settlements, gain or loss from non-recurring engineering contracts, loss on redemption of convertible subordinated notes and the income tax effect of excluding our non-GAAP financial measures. The Company assesses its operating performance both with these amounts included and excluded, and by providing this additional information, the Company believes the users of our financial statements are better able to understand and assess the financial results of what we consider to be our continuing operations.
          The Company supplementally advises the Staff that after reviewing the Company’s historic disclosure in connection with the Staff’s comments and in the interest of improving future disclosure, the Company intends to further enhance its disclosure with respect to the use of non-GAAP financial measures by including for each non-GAAP financial measure provided: (i) the substantive reasons why management believes the non-GAAP measure is useful to investors; (ii) an explanation of why each item is excluded; (iii) the specific manner in which management uses each non-GAAP measure to conduct or evaluate its business, including substance behind management’s decision to use the measure; and (iv) the material limitations associated with the use of the non-GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
          In addition, the Company supplementally advises the Staff that in addition to the disclosure above, the Company intends to replace the Company’s non-GAAP statement of operations with a selected subset of non-GAAP financial measures and include a separate reconciliation for each such non-GAAP measure.
          Examples of the enhanced disclosure and the revised presentation and reconciliation of non-GAAP measures described in the previous two paragraphs are attached to this letter as Exhibit A and Exhibit B, respectively. These examples are based upon the corresponding disclosures made in the Form 8-K dated January 25, 2006 (except that the enhanced narrative disclosure also contains disclosure regarding stock-based compensation which the Company plans to include in future filings).
Staff Comment #3:
Although you state that the press release is “furnished as Exhibit 99.1”, it appears that the press release is incorporated by reference into the Form 8-K which is in turn incorporated by reference into “any registration statement heretofore or hereafter filed under the Securities Act of 1933.” Non-GAAP measures presented in, or incorporated by reference into, a registration statement are also subject to the requirements of Item l0(e)(l)(ii) of Regulation S-K. Tell us how you believe your presentation complies with paragraph (B) of this provision. Further, indicate how you complied with Question 8 of the June 13, 2003 FAQs Regarding the Use of Non-GAAP measures.
          Response to Staff Comment #3:
          The Company supplementally advises the Staff that it has inadvertently included the language incorporating its earnings press releases by reference into its Form 8-Ks. The Company intends to delete this language in its future Form 8-Ks related to its earnings press releases and in the future the Company does not intend to incorporate such furnished press releases into any of its registration statements filed under the Securities Act of 1933.

* * * * *
          In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor

Vice President, General Counsel and Secretary

cc:	Katharine Martin, Esq.
Bret DiMarco, Esq.
Vijaya Gadde, Esq.
Sam Lazarakis

Exhibit A
Discussion of Non-GAAP Financial Measures
          The attached press release includes non-GAAP net income and non-GAAP net income per share data, as well as other non-GAAP line items from the Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows. These measures are not presented in accordance with, nor are they a substitute for, generally accepted accounting principles. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures described below, and used in the attached press release, should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to the Company’s GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in the Company’s financial results for the foreseeable future.
          We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business, in making operating decisions, forecasting and planning for future periods, and determining payments under compensation programs. We consider the use of non-GAAP earnings per share helpful in assessing the performance of the continuing operation of our business. By continuing operations we mean the on-going revenue and expenses of the business excluding certain items that render comparisons with prior periods or analysis of ongoing operating trends more difficult, such as non-cash expenses not directly related to the actual cash costs of development, sale, delivery or support of our products and services, or expenses that are reflected in periods unrelated to when the actual amounts were incurred or paid. Consistent with this approach, we believe that disclosing non-GAAP earnings per share to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for GAAP earnings per share, allows for greater transparency in the review of our financial and operational performance. In addition, we have historically reported non-GAAP results to the investment community and believe that continuing to provide non-GAAP measures provides investors with a tool for comparing results over time. In assessing the overall health of our business for the periods covered by the attached press release and, in particular, in evaluating our earnings per share, we have excluded items in the following three general categories, each of which are described below: Acquisition Related Expenses, Other Items and Stock-Based Compensation Related Items.
          Acquisition Related Expenses. We excluded certain expense items resulting from acquisitions including the following: (i) amortization of intangible assets associated with our acquisitions; (ii) in-process research and development; (iii) compensation related to acquisitions; and (iv) acquisition related charges. The amortization of intangible assets associated with our acquisitions and expenses associated with acquired in-process research and development results in our recording expenses in our GAAP financial statements that were already expensed by the acquired company before the acquisition and for which we have not expended cash. Moreover, had we internally developed the products acquired, the amortization of intangible assets and the expenses of uncompleted research and development would have been expensed in prior periods. Accordingly, we analyze the performance of our operations in each period without regard to such expenses. In addition acquisitions result in non-continuing operating expenses which would not otherwise have been incurred by us in the normal course of our business operations. For example, we have incurred deferred compensation charges related to assumed options and transition and integration costs such as retention bonuses and acquisition-related milestone payments to acquired employees. We believe that providing non-GAAP information for acquisition-related expense items in addition to the corresponding GAAP information allows the users of our financial statements to better review and understand the historic and current results of our continuing operations, and also facilitates comparisons to less acquisitive peer companies.
          Other Items. We exclude certain other items that are the result of either unique or unplanned events including the following: (i) gains or losses on minority equity investments; (ii) expenses related to large patent cross licenses or legal settlements; (iii) restructuring, impairments and related costs; (iv) gains or losses from non-recurring engineering contracts; (v) loss on redemption of convertible subordinated notes; and (vi) the income tax effect on our financial statements of excluding our non-GAAP financial measures. It is difficult to estimate the amount or timing of these items in advance. Whether we realize gains or losses on the minority equity investments is based primarily on the performance and market value of those independent companies. Accordingly, we believe that these non-cash gains and losses do not reflect the underlying performance of our continuing operations. Moreover, in the case of patent cross-licenses and legal settlements, these expenses are recorded in the period in which the matter is concluded or resolved even though the subject matter of the underlying dispute relates to multiple or different periods. As such, we believe that these expenses do not accurately reflect the underlying performance of our continuing operations for the period in which they are incurred. Restructuring and impairment charges result from events which arise from unforeseen circumstances which often occur outside of the ordinary course of continuing operations. Although these events are reflected in our GAAP financials, these unique transactions may limit the comparability of our on-going operations with prior and future periods. Likewise, gains and losses from non-recurring engineering contracts may impact the ability to understand income or expenses from core operations as these arrangements reflect unique and irregular agreements with our technology partners. The loss on the redemption of convertible subordinated notes is not reflective or our continuing efforts to manage cash balances. Therefore, we alert users of the financial statements to the exclusive occurrence of a loss on conversion of the convertible securities. We believe providing financial information with and without the income tax effect of excluding our non-GAAP financial measures provides our management and users of the financial statements with better clarity regarding the on-going performance and future liquidity of our businesses. Because of these factors, we assess our operating performance both with these amounts included and excluded, and by providing this information, we believe the users of our financial statements are better able to understand the financial results of what we consider to be our continuing operations.
          Stock-Based Compensation Related Items. We provide non-GAAP information relative to our expense for stock-based compensation. We began to include stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”) in January 2006. Because of varying available valuation methodologies, subjective assumptions and the variety of award types which effect the calculations of stock based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Further, we believe that excluding stock-based compensation expense allows for a more accurate comparison of our financial results to previous periods during which our equity-based awards were not required to be reflected on our income statement. In addition, pursuant to SFAS 123R, the tax benefits from the exercise of employee stock options are included in cash flows from financing activities. Such amounts were historically included in cash flows from operations. We present non-GAAP cash flows from operations data that includes the tax benefit from the exercise of employee stock options. We believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare cash flows from operations and cash flows from financing activities with periods prior to the adoption of SFAS 123R.

Exhibit B
Juniper Networks, Inc.
Reconciliation of Non-GAAP and GAAP Results of Operations
(in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2005	2004	2005	2004
GAAP Cost of revenues — product	$139,858	$100,110	$506,112	$320,466
Compensation expense related to acquisitions	(312)	(676)	(848)	(2,850)

Non-GAAP Cost of revenues — product	139,546	99,434	505,264	317,616

GAAP Cost of revenues — service	42,086	27,317	146,754	92,958
Compensation expense related to acquisitions	(234)	—	(1,118)	—

Non-GAAP Cost of revenues — service	41,852	27,317	145,636	92,958

GAAP Gross Margin	393,520	302,626	1,411,091	922,595
Compensation expense related to acquisitions	546	676	1,966	2,850

Non-GAAP Gross Margin	394,066	303,302	1,413,057	925,445

GAAP Research and Development	99,276	73,976	355,417	259,856
Compensation expense related to acquisitions	(1,623)	(5,217)	(9,894)	(21,493)

Non-GAAP Research and Development	97,653	68,759	345,523	238,363

GAAP Sales and Marketing	126,318	104,995	439,596	320,030
Compensation expense related to acquisitions	(1,413)	(3,800)	(4,761)	(17,685)

Non-GAAP Sales and Marketing	124,905	101,195	434,835	302,345

GAAP General and Administrative	16,291	14,982	74,756	55,188
Compensation expense related to acquisitions	(214)	(383)	(1,016)	(1,927)
Patent cross-licensing expense	—	—	(10,000)	—

Non-GAAP General and Administrative	16,077	14,599	63,740	53,261

GAAP Operating Income	116,432	90,226	445,730	203,210
Compensation expense related to acquisitions	4,123	10,076	17,804	43,955
Amortization of acquired intangibles	23,733	18,447	85,174	56,782
In-process research and development	5,300	—	11,000	27,500
Acquisition related integration costs	—	—	—	5,087
Patent cross-licensing expense	—	—	10,000	—
Restructuring, impairments and related costs	5,843	—	(909)	(5,058)

Non-GAAP Operating Income	155,431	118,749	568,799	331,476

GAAP net income	105,530	66,001	354,029	135,746
Compensation expense related to acquisitions	4,123	10,076	17,804	43,955
Amortization of acquired intangibles	23,733	18,447	85,174	56,782
In-process research and development	5,300	—	11,000	27,500
Acquisition related integration costs	—	—	—	5,087
(Gain) loss on investments	448	—	(1,250)	2,939
Patent cross-licensing expense	—	—	10,000	—
Restructuring, impairments and related costs	5,843	—	(909)	(5,058)
(Gain) loss from non-recurring engineering contract	—	(3,502)	—	(3,502)
Loss on redemption of convertible notes	—	—	—	4,107
Income tax effect	(25,390)	(5,097)	(45,275)	(28,993)

Non-GAAP net income	$119,587	$85,925	$430,573	$238,563